MADEIRA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2017

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1 – 2

FACING 3

OATH OR AFFIRMATION 4

FINANCIAL STATEMENTS

    Statement of Financial Condition 5

    Statement of Income 6

    Statement of Changes in Member's Equity 7

    Statement of Changes in Liabilities Subordinated to Claims of General Creditors 8

    Statement of Cash Flows 9

    Notes to Financial Statements 10 – 12

SUPPLEMENTARY INFORMATION

    Schedule I: Computation of Net Capital Under SEC Rule 15c3-1 13

    Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 14

    Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 15

REVIEW

    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 16

    Exemption Report 17

P&N

Postlethwaite & Netterville

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Madeira Capital, LLC
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Madeira Capital, LLC (the Company) as of December 31, 2017, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes. (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Madeira Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Madeira Capital, LLC's management. Our responsibility is to express an opinion on Madeira Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Madeira Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

P&N

Postlethwaite & Netterville

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III: Information for Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

We have served as Madeira Capital, LLC 's auditor since 2006.

Baton Rouge, Louisiana
February 15, 2018

2

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53101

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __1/1/17__ AND ENDING __12/31/17__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Madeira Capital, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

315 Manitoba Ave, Suite 100
_____
(No. and Street)

Wayzata	MN	55391
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin B. Besikof 612-381-8879

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
_____
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd, Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

3

OATH OR AFFIRMATION

I, Justin B. Besikof _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madeira Capital, LLC _____ , as of December 31 _____ , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

President
_____
Title

_____
Notary Public

SANDRA S. DEMARS
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash	$	12,423
Total Assets	$	12,423

LIABILITIES	$	-
MEMBER'S EQUITY		12,423
Total Liabilities and Member's Equity	$	12,423

The accompanying notes are an integral part of this statement

5

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

REVENUES
Merger and acquisition fees $ -

EXPENSES
Operating expenses   35,546

NET LOSS $ (35,546)

The accompanying notes are an integral part of this statement.

MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance, January 1, 2017	$ 687,108	$ (659,139)	$ 27,969
Contributions from the parent company	5,000	-	5,000
Non cash contribution from the parent company	15,000	-	15,000
Net Loss	-	(35,546)	(35,546)
Balance, December 31, 2017	$ 707,108	$ (694,685)	$ 12,423

The accompanying notes are an integral part of this statement.

MADEIRA CAPITAL, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2017

Subordinated borrowings at January 1, 2017	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2017	$ -

The accompanying notes are an integral part of this statement.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (35,546)
Adjustments to reconcile net loss to net	
cash used in operating activities:	
Expenses paid by the parent company	15,000
Depreciation expense	995
Loss on disposition of assets	4,827
Decrease in accounts payable	(5,108)
Net cash used in operating activities	(19,832)

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions from the parent company	5,000
Net cash provided by financing activities	5,000

NET DECREASE IN CASH

NET DECREASE IN CASH	(14,832)
Cash, beginning of year	27,255
Cash, end of year	$ 12,423

SUPPLEMENTARY NONCASH FINANCING TRANSACTIONS

Noncash contribution from the parent company	$ 15,000

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

1. **Description of Business and Summary of Significant Accounting Policies**

Description of Business

Madeira Capital, LLC, formerly known as Madeira Partners, LLC, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA). The Company is primarily an agent for clients in merger and acquisition transactions generally in the Midwestern United States.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

Merger and acquisition fees are recognized primarily as transactions are completed.

Property and Equipment

Property and equipment is recorded at cost. Building improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. See note 2.

Income Taxes

The Company is a limited liability company. The only member of the Company is a partnership (the Parent Company). Amounts due for federal and state income taxes are not reflected in the financial statements, but rather the taxable income or loss of the Company is included on the Parent Company's income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Accounting Standards Codification (ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash

For purposes of the statement of cash flows, cash included all amounts on hand and amounts on deposit at financial institutions.

NOTES TO FINANCIAL STATEMENTS

2. Property and Equipment, net

Building improvements were abandoned March 31, 2017 due to the relocation of the Company and its parent company, Madeira Partners, LLC, formerly known as Madeira Holdings, LLC. Building improvements not yet depreciated of $4,827 were written off.

3. Related Party Transactions and Balance

The Company shared office facilities with Lurie, LLP and various charges were incurred for rent and other administrative expenses under an administration agreement, which amounted to $15,000 for the year ended December 31, 2017. This agreement terminated on March 31, 2017, which accelerated the write down of the building improvements due to the change in useful life. The Company is responsible for its own direct expenses.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2017, the net capital ratio was 0 and net capital was $12,423, which exceeded the minimum capital requirement by $7,423.

The Company operates under the exemptive provisions of paragraph (k)(2) (i) of Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

5. Concentration

The Company earned no merger and acquisition fees in calendar year 2017.

6. Credit Risk

At no time during the year did the Company's cash accounts exceed the related amount of federal depository insurance.

7. **Subsequent Events**

Management has evaluated subsequent events through February 15 2018, the date that the financial statements were available to be issued, and determined that no events have occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these statements. The Company does not intend to pursue additional revenue during 2018 and necessary recurring expenses will be covered by the parent company (Madeira Partners, LLC) to ensure that minimum capital requirement of $5,000 is maintained at all times. A decision to sell or close the Company is to be made in 2018.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2017

NET CAPITAL
   Member's equity $ 12,423

LESS: NON-ALLOWABLE ASSETS $ -

NET CAPITAL $ 12,423

COMPUTATION OF NET CAPITAL REQUIREMENT
   Minimum net capital required   5,000

EXCESS NET CAPITAL $ 7,423

AGGREGATE INDEBTEDNESS $ -

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0

There are no differences between the audited computation of net capital and
the company's calculation of net capital in the audited Part II Focus Report.

See report of independent registered public accounting firm

MADEIRA CAPITAL, LLC
Schedule II
Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
As of December 31, 2017

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

The Company has claimed exemption form the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

P&N

Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 — Baton Rouge, LA 70809
225-922-4600 Phone — 225-922-4611 Fax — pncpa.com

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Madeira Capital, LLC
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Madeira Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Madeira Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Madeira Capital, LLC stated that Madeira Capital, LLC met the identified exemption provisions throughout the most recent fiscal period without exception. Madeira Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Madeira Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 15, 2018

Madeira Capital, LLC Exemption Report

Madeira Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, Justin Besikof, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

   Justin Besikof

Title: **President**

Date: **2/15/18**